February 06, 2013 10:36 ET

Stellar Biotechnologies Files Provisional Application for Patent for KLH Adjuvant Innovations

PORT HUENEME, CA--(Marketwire - Feb 6, 2013) - Stellar Biotechnologies, Inc. ("Stellar" or "the Company") (OTCQB: SBOTF) (TSX VENTURE: KLH) today announced that the Company has submitted a provisional application for a patent to the U.S. Patent and Trademark Office for new innovations related to Stellar's Keyhole Limpet Hemocyanin ("KLH")-based combinatorial adjuvant technology. The application included claims for pharmaceutical grade adjuvant compositions, manufacturing processes and uses in a wide range of vaccine therapies.

A fast-growing, leading sector of pharmaceutical development is the area of therapeutic vaccines -- vaccines that mobilize the immune system to fight cancer, autoimmune conditions, infectious diseases and viruses. However, many therapeutic vaccines require an adjuvant to be effective. Stellar's KLH-based adjuvant platform has the potential to improve vaccine potency, reduce toxicities and offer highly targeted immune activation.

"One of the biggest challenges in developing therapeutic vaccines has been the need for safe, robust adjuvants," said Stellar CTO, Herbert Chow, Ph.D. "Stellar Biotechnologies has developed a new combinatorial adjuvant technology based on the long-standing safety and well-recognized immune-stimulating properties of KLH."

Stellar President and CEO Frank Oakes said, "Vaccine adjuvants have multi-billion market potential. We believe Stellar's KLH-based approach, and new intellectual property, positions us to enter this industry field, and will be valuable to major pharmaceutical partners."

KLH is a naturally derived protein typically used as a carrier protein in therapeutic vaccines or a stimulant in immunotoxicology applications.

For more information:

Discovery Medicine on Adjuvants and scroll down to "Why Do We Need Adjuvants?"

http://bit.ly/11fVSOL

Stellar's Website -- www.StellarBiotech.com and the KLH Information Site -- www.KLHSite.com

About Stellar Biotechnologies, Inc.

Stellar Biotechnologies, Inc. (OTCQB: SBOTF) (TSX VENTURE: KLH) is the world leader in sustainable manufacture of Keyhole Limpet Hemocyanin (KLH). KLH is an important immune-stimulating protein used in wide-ranging therapeutic and diagnostic markets. Potent, yet proven safe in humans, KLH operates as both a vital component for conjugate vaccines (targeting cancer, autoimmune, and infectious diseases) as well as an antigen for measuring immune status. Stellar Biotechnologies was founded to address the growing demand for renewable, commercial-scale supplies of high-quality, GMP-grade KLH. Stellar has developed leading practices, facilities and proprietary capabilities to address this need. To receive regular updates, enter email at bottom of http://stellarbiotechnologies.com/investors/news_releases/

Forward-Looking Statements

The Company's views as of the date of this press release should not be relied upon to represent the Company's views as of a subsequent date. While the Company anticipates that subsequent events may cause the Company's views to change, the Company disclaims any obligation to update such forward-looking statements.

There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on such statements. Except in accordance with applicable securities laws, the Company expressly disclaims any obligation to update any forward-looking statements or forward-looking statements that are incorporated by reference herein. This news release does not constitute an offer to sell, or a solicitation of an offer to buy any of the Company's securities set out herein in the United States, or to, or for the benefit or account of, a U.S. Person or person in the United States. Neither TSX Venture Exchange nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of these releases.

Contact Information

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Contacts:

Stellar Biotechnologies, Inc.

Darrell Brookstein

Executive VP, Corporate Development and Finance

Phone: 805 488 2800

Email: dbrookstein@stellarbiotech.com

Investor Relations:

MZ Group

Mark A. McPartland

Senior Vice President

Phone: 1 212-301-7130

Email: markmcp@mzgroup.us

Web: www.mzgroup.us